FORM 51-901F

for the nine-months ended May 31, 2004

Incorporated as part of:	X	Schedule A
	X	Schedules B & C

ISSUER DETAILS:

Name of Issuer:	Beaufield Consolidated Resources Inc.
Issuer Address:	19 Nesbitt Street P.O. Box 11385 – Station H Ottawa, Ontario K2H 7V1
Issuer Telephone Number:	613-721-2919
Contact Person:	Jens E. Hansen
Contact's Position:	President
Contact Telephone Number:	613-721-2919 Fax Number: 613-828-7268
For Quarter Ended:	May 31, 2004
Date of Report:	July 21, 2004
Contact e-mail address:	beaufield@rogers.com

Certificate

The three Schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this report will be provided to any shareholder who requests it.

Jens E. Hansen	**"Jens E. Hansen"**	**July 21, 2004**
Name of Director	Signed	Dated
Robert A. Martin	**"Robert A. Martin"**	**July 21, 2004**
Name of Director	Signed	Dated

BEAUFIELD CONSOLIDATED RESOURCES INC.
Financial Statements for the period ended May 31, 2004
(Unaudited – Prepared by Management)

dlw 7/29

BEAUFIELD CONSOLIDATED RESOURCES INC.

Interim Balance Sheets for the period ended May 31, 2004
(Unaudited – Prepared by Management)

	May 31, 2004	August 31, 2003
ASSETS		
Cash and cash equivalents	280,058	-
Listed shares (market value: $56,440)	37,293	162,316
Taxes receivable	31,953	8,840
	349,304	171,156
Exploration funds	163,977	57,948
Mineral properties and deferred exploration and Development expenditures	2,555,386	1,852,119
Long-term investment	11,000	11,000
	3,079,667	2,092,223
LIABILITIES		
Current liabilities		
Bank overdraft		89
Accounts payable and accrued liabilities	36,090	51,934
	36,090	52,053
Future income taxes	273,000	168,000
	309,090	220,023
SHAREHOLDER"S EQUITY		
Share capital	16,561,826	15,473,826
Deficit	(13,791,249)	(13,601,626)
	2,770,577	1,872,200
	3,079,667	2,092,223

Approved by the Directors:

"Jens E. Hansen" (signed)
Jens E. Hansen, Director

"Robert A. Martin" (signed)
Robert A. Martin, Director

BEAUFIELD CONSOLIDATED RESOURCES INC.
Interim Statement of Operations and Deficit
Nine months ended May 31, 2004 and 2003
(Unaudited – Prepared by Management)

	Three Months Ended May 31		Nine Months Ended May 31	
	2004 $	2003 $	2004 $	2003 $
Revenue				
Investment revenues	1,842	2,451	5,262	5,717
Gain on disposal of investments	8,457	-	105,871	2,900
	10,299	2,451	111,133	8,617
Expenses				
Administrative services, rent and office	12,303	11,019	44,155	34,455
Interest and financing charges	28	267	3,684	451
Professional fees	5,692	5,619	21,174	31,449
Shareholder's reports	-	15	16,003	15,323
Telecommunications	863	544	2,632	1,511
Travel and Promotion	2,069	837	4,447	3,796
Trustee, registration & transfer agent fees	1,280	5,119	11,728	15,631
Investor relations	17,790	9,207	37,543	21,209
	40,025	32,627	141,366	123,825
Earnings (loss) before income taxes	(29,726)	(30,176)	(30,233)	(115,208)
Future income taxes	45,000	-	(70,000)	-
Net earnings (loss)	(74,726)	(30,176)	39,767	(115,208)
Deficit, beginning of period	(13,709,323)	(13,280,709)	(13,601,627)	(13,314,373)
Share issuance fees	(7,200)	-	(229,389)	31,290
Deficit, end of period	(13,791,249)	(13,310,885)	(13,791,249)	(13,310,885)
Basic earnings (loss) per share	0.00	(0.00)	0.00	(0.00)
Weighted average number of common shares outstanding	30,786,845	27,007,708	30,786,845	27,007,708

BEAUFIELD CONSOLIDATED RESOURCES INC.
Interim Statement of Cash Flows
for the nine months ended May 31, 2004
(unaudited – Prepared by Management)

	For the three month period ended May 31 2004	For the three month period Ended May 31 2003	For the nine month period ended May 31 2004	For the nine month period ended May 31 2003
Operating Activities				
Net earnings (loss)	(74,726)	(30,176)	39,767	(115,208)
Non-cash items				
Future income taxes	45,000	-	(70,000)	
Gain on disposal of investments	(8,457)	-	(105,871)	(2,900)
Changes in non-cash working capital items	(9,645)	4,751	(38,957)	5,772
Cash flows used in operating activities	(47,828)	(25,425)	(175,061)	(112,336)
Investing Activities				
Marketable securities		-	(8,016)	(142,207)
Disposal of marketable securities	11,627	-	238,909	91,710
Exploration funds	211,030	-	(106,029)	(250,000)
Mineral Properties	(134,822)	(49,148)	(303,267)	(139,295)
Cash flows used in investing activities	87,835	(49,148)	(178,403)	(439,792)
Financing Activities				
Issue of Shares	129,000	-	688,000	327,000
Share issuance fees	(7,200)	-	(54,389)	(31,290)
Cash flows from financing activities	121,800	-	633,611	295,710
Increase (Decrease) in cash and cash equivalents	161,807	(74,573)	280,147	(256,418)
Cash and cash equivalents (bank overdraft), beginning of period	118,251	53,237)	(89)	128,608
Cash and cash equivalents (bank overdraft), end of period	280,058	(127,810)	280,058	(127,810)

BEAUFIELD CONSOLIDATED RESOURCES INC.

Interim Mineral Properties and Deferred Exploration and Development Expenditures
for the period ended May 31, 2004

Mineral Properties	May 31, 2004 $	February 29, 2004 $	November 30, 2003 $	August 31, 2003 $
Louvicourt & Pascalis Townships, Quebec	272	160	1	1
Barry, Urban, Carpiquet and Souart Townships, Quebec – "Urban Project"	1,553,435	1,660,499	1,402,442	979,835
Allard River, Quebec –"Matagami Project"	175,576	170,231	130,288	129,156
Launay Township, Quebec	7,712	7,712	7,712	7,712
Lac Evans area, Quebec	284,089	284,089	284,056	284,056
Otish, Quebec	5,380	2,344	2,344	-
Lac Rouleau West (Barry-Urban), Quebec	15,879	15,879	15,879	-
Lizar-Hiawatha, Ontario	168,327	168,327	168,171	161,757
Hemlo properties, Ontario	237,724	235,875	235,875	214,030
Raglan Ungava, Quebec	3,998	3,023	2,239	2,092
Troilus, Quebec	46,535	40,819	34,362	32,109
Manitoba – Thompson (50% Beaufield)	38,869	36,960	-	-
Other properties	17,590	9,646	4,917	41,371
	2,555,386	**2,635,564**	**2,288,286**	**1,852,119**

BEAUFIELD CONSOLIDATED RESOURCES INC.
Interim Statement Deferred Exploration and Development Expenditures
(Unaudited – Prepared by Management)

SHARE CAPITAL AUTHORIZED 100,000,000 common shares without par value				
	May 31, 2004 (3 months)		May 31, 2004 (9 months)	
Issued and fully paid	Shares	$	Shares	$
Balance, beginning of period	32,975,311	16,432,826	27,930,311	15,473,826
Issued in counterpart of:				
Mineral Properties	-	-	2,000,000	400,000
Private Placements	-		240,000	48,000
Flow-through private placements	-	-	2,230,000	446,000
Exercise of options	-	-	200,000	20,000-
Exercise of warrants	1,075,000	129,000	1,450,000	174,000
Balance, end of period	34,050,311*	16,561,826	34,050,311*	16,561,826
Number of shares under escrow	129,750		129,750	

* Regulatory approval for the issuance of 400,000 shares pending as at May 31, 2004.

BEAUFIELD CONSOLIDATED RESOURCES INC.
SCHEDULE "B" – SUPPLEMENTARY INFORMATION
<u>for the nine months ended May 31, 2004</u>

<u>Summary of significant policies</u>

These financial statements are prepared in accordance with Canadian generally accepted accounting principles using the same accounting principles as the financial statements for the year ended August 31, 2003 except for the following:

Stock Options

On September 1, 2003, the Company early adopted prospectively the new recommendation of Canadian Institute of Chartered Accountants Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments published in December 2003. This Section defines notably recognition, measurement and disclosure standards for stock-based payments standard for stock-based payments to employees. Under these new standards, all stock-based payments made to employees must be systematically accounted for in the enterprise's financial statements. These standards define a fair value-based method of accounting and encourage entitites to adopt this method for its stock-based employee compensation plan. Under this method, compensation cost should be measured at the grant date based on the fair value of the award and should be recognized over the related service period.

<u>Share Capital</u>

(a) Authorized: 100,000,000 common shares without par value.

(b)

Shares outstanding as at August 31, 2003	27,930,311
Balance as at November 30, 2003	30,430,311
Balance as at February 29, 2004	32,975,311*
Balance as at May 31, 2004	34,050,311
Balance as at July 19, 2004	34,100,311*

During the three-month period ending May 31, 2004, a total of 1,075,000 warrants were exercised at $0.12. In June 2004, a total of 50,000 warrants were exercised at $0.12.

Share Purchase Options:
At May 31, 2004, 2,775,000 common shares were outstanding, entitling directors and employees to acquire shares, under the share purchase options plans.

	Shares	Exercise Price	Expiry Date
Directors	775,000	$0.10	January 6, 2006
Director	800,000	$0.10	May 1, 2007
Service Provider	400,000	$0.10	January 6, 2006
Director	800,000	$0.145	July 25, 2008
Total:	2,775,000 common shares		

On June 4, 2004, regulatory approval was obtained for 400,000 common shares exercisable at $0.25 per share for Mr. Louis Morin, Investor Relations.

Share Purchase Warrants:
At May 31, 2004, the total share purchase warrants outstanding were:
- 950,000 warrants exercisable into common shares at $0.12, if exercised by July 26, 2004.
- 125,000 Broker warrants at $0.20 expiring October 28, 2004, and 200,000 warrants at $0.35 ($0.50 in 2004 and $0.75 in 2005) expiring in 2005.
- 2,470,000 warrants as part of the December 2003 Private Placement exercisable at $0.30 expiring June 30, 2005.
- 127,000 Broker warrants at $0.20 expiring June 30, 2005.
- Total warrants outstanding as at May 31, 2004 – 4,072,000.
- In June 2004, 50,000 warrants at $0.12 were exercised leaving a total outstanding at 4,022,000.

Escrow Shares:
As at May 31, 2004, 129,750 shares (129,750 in 2003), held by a Director, are escrowed in accordance with the rules of the regulatory authorities of British Columbia. These shares can be released from escrow, on application, in 56,250 lots, upon incurrence by the Company of each $100,000 threshold expenditure amount.

The following are Directors of the Company:

Mr. David Bell	-	Director
Mr. Paul Carmel	-	Director/Member of Audit Committee
Mr. Jens E. Hansen	-	President/Chief Executive Officer/Member of Audit Committee
Mr. Robert A. Martin	-	Director/Member of Audit Committee
Mr. Gary F. Zak	-	Director/Secretary

SCHEDULE "C" – Management Discussion
for the nine months ended May 31, 2004

A $494,000 "flow-through" Private Placement financing privately and with Investpro Securities Inc. was undertaken during the second quarter.

The nine-month Balance Sheet indicates a net earnings of $39,767 compared to a loss of $115,208 in the equivalent previous nine month period. Expenses totaled $141,366 for the 9 month period of which $40,025 was incurred during the current three month exercise. This is $7,398 greater than the corresponding period. The increase is entirely due to an increase of investor relations activities. At the end of the third quarter the company held cash and cash equivalents of $280,058. Listed shares owned by the company total $37,293 and taxes receivable $31,953 for a total of $349,304. Exploration funds held in a separate account total $ 163,977 The income was derived mostly from capital gain on listed shares owned by the Company.

Beaufield's exploration properties:

Beaufield acquired by staking a 50% interest in approximately 14,960 hectares of exploration lands at Thompson, Manitoba. The project known as the "Thompson Nickel Project" consists of two blocks of land which adjoin properties held by INCO, Falconbridge and Anglo American. An airborne geophysics program is planned.

Beaufield acquired by map staking 55 claims totaling approximately 2,750 hectares on the Troilus-Lac Evans mineral belt in North-central Quebec. Beaufield already holds a substantial land position on this belt. The property known as the Storm Lake property has known gold exploration potential. Previous work by Noramco in the 1980's uncovered several anomalous gold intersections. Recently Troilus area land holding went into a very strategic agreement with a new partner, Noranda Inc. This agreement is explained with details at the end of this text.

A four-hole drill program was completed on the Matagami base metal property for a total of 406 metres. The drilling tested four separate magnetic anomalies that could be indicative of disseminated sulphides.

Portions of the core were assayed and weakly anomalous values of gold, silver and copper were obtained. The property will be maintained in good standing although no further work is planned at this stage.

A ten (10) hole drill program totaling 869 metres was completed on the Lac Rouleau gold zone in Urban Township, Quebec. The objective is to extend the zone and to confirm gold intersections drilled during the late 1980's. Three other grids were cut on the property to test other targets. Magnetic surveys have been completed and one target has been drilled during April. The first two holes showed excellent results. Those results were obtained close to surface, less than 30 metres. Subsequent holes did not provide similar results but Beaufield will perform another assay program over those holes. We believe that another assay program with different procedures will provide a better sampling over the mineralization type encountered at the Lac Rouleau gold zone. A stripping program will start soon over the mineralized zone. The results of the drill program are outlined in a news release dated June 2, 2004.

A line cutting program has started on the Hemlo property. A ground geophysics and geochemistry program will follow. Beaufield is in discussion to acquire the 50% interest in the Hemlo properties held by Sparton Resources Inc. The acquisition will not require the issue of cash or shares.

On June 2, 2004, a very important agreement was signed between Beaufield and Noranda Inc.
This agreement is a major event for Beaufield:

Beaufield can earn 50% in all of Noranda's holdings in the Troilus-Frotet belt

Beaufield must spend $2 million before Dec. 1, 2006 (2 ½ years) to earn its 50%. The exploration schedule is as follows:

$250,000 on closing
$500,000 before Dec. 31, 2004
$1 million before June 1, 2005
$2 million before Dec 1, 2006

Noranda is operator. The program is governed by a management committee consisting of 2 representatives from Beaufield and 2 from Noranda. The program will be run out of Noranda's fully equipped, state-of-the art exploration office in Montreal, Quebec.

Noranda can increase its interest from 50% to 65% in any individual property by fully funding a feasibility study or by expensing $20 million.

Beaufield can propose an exploration program on any individual property and become operator if Noranda chooses not to participate. Following 3 such work programs where Noranda does not participate, Beaufield ownership in the property would increase to 100% and Noranda would reduce to a 2% NSR. This clause is significant for Beaufield as it could allow it to operate and wholly own deposits, which are deemed too small for the much larger Noranda.

There are nearby milling facilities, including the large Troilus mill, which could process nearby discoveries, potentially including the Tortigny deposit that has been drilled and is directly on surface. Historical resources reported by Noranda on Tortigny are 490,000 tonnes grading 2.2% copper 6.2% Zn and 61 g/t silver. Individual holes in Tortigny reported by Noranda include 7.0% Cu and 9.0% Zn over 30 feet and potential could still exist to expand the zone and/or discover adjacent ones.

The entire area has been flown by the state-of-the art MegaTEM II geophysical system. Over 200 anomalies have been selected and are ready for followup.

Beaufield (News release dated June 25, 2004) has exercised its right of first refusal to acquire the 60% participating interest in the Mainstreet property held by Aur Resources Inc.